Millar Western Forest Products Ltd.

Interim Financial Statements
(Unaudited)
December 31, 2005

Millar Western Forest Products Ltd.
Balance Sheet
(Unaudited)

--------------------------------------------------------------------------------

(expressed in thousands of Canadian dollars)

                                                    December 31,    December 31,
                                                            2005            2004
                                                               $               $
Assets

Current assets
Cash                                                      43,659          95,959
Accounts receivable                                       42,492          25,805
Inventories (note 2)                                      55,264          46,144
Prepaid expenses                                          11,031          10,854
Future income taxes                                          933             806
                                                    ----------------------------
                                                         153,379         179,568

Property, plant and equipment                            150,420         148,922

Intangibles and other assets                              29,939          34,267
                                                    ----------------------------
                                                         333,738         362,757
                                                    ============================

Liabilities

Current liabilities
Accounts payable and accrued liabilities                  52,266          45,023

Long-term debt                                           221,312         228,760

Other obligations                                          3,960           5,642

Future income taxes                                       11,794          16,973
                                                    ----------------------------
                                                         289,332         296,398
                                                    ----------------------------


Shareholder's Equity

Share capital                                                  -               -

Retained earnings                                         44,406          66,359
                                                    ----------------------------
                                                          44,406          66,359
                                                    ----------------------------
                                                         333,738         362,757
                                                    ============================

Millar Western Forest Products Ltd.
Statement of Retained Earnings
(Unaudited)
--------------------------------------------------------------------------------

(expressed in thousands of Canadian dollars)

                                                    December 31,    December 31,
                                                            2005            2004
                                                               $               $

Balance - Beginning of year

As previously reported                                    66,359          37,566
Adoption of new accounting standard                            -             540
                                                    ----------------------------

As restated                                               66,359          38,106
Net (loss) earnings for the period                        (6,953)         28,253
Dividends                                                (15,000)              -
                                                    ----------------------------

Balance - End of year                                     44,406          66,359
                                                    ============================

Millar Western Forest Products Ltd.
Statement of Earnings
(Unaudited)
--------------------------------------------------------------------------------

(expressed in thousands of Canadian dollars)


                                                              Three-month period ended                             Year ended
                                                                          December 31,                           December 31,
                                                            ----------------------------         ----------------------------

                                                              2005                2004                 2005              2004
                                                                 $                   $                    $                 $
Revenue                                                     69,164              78,225              304,301           345,968
                                                            -----------------------------------------------------------------
Cost and expenses
Cost of products sold (note 3)                              46,981              54,575              204,700           212,451
Freight and other distribution costs                        12,901              12,180               53,411            47,856
Countervailing and anti-dumping duties (note 6)              2,090               2,397                9,735            13,657
Depreciation and amortization                                5,972               3,830               17,664            15,119
General and administration                                   3,102               3,072               13,071            11,514
Employees' profit sharing                                        -                (344)                   -             2,504
                                                            -----------------------------------------------------------------
                                                            71,046              75,710              298,581           303,101
                                                            -----------------------------------------------------------------
Operating (loss) earnings                                   (1,882)              2,515                5,720            42,867

Financing expenses (note 4)                                 (5,139)             (5,603)             (19,861)          (20,378)

Unrealized exchange (loss) gain on long-term debt              (57)             10,944                7,448            15,751

Other (expenses) income (note 5)                            (2,246)                  -               (4,346)               45
                                                            -----------------------------------------------------------------
(Loss) earnings before income taxes                         (9,324)              7,856              (11,039)           38,285

Income taxes (recovery)                                     (2,951)                 62               (4,086)           10,032
                                                            -----------------------------------------------------------------
Net (loss) earnings for the period                          (6,373)              7,794               (6,953)           28,253
                                                            =================================================================


Millar Western Forest Products Ltd.
Statement of Cash Flows
(Unaudited)
--------------------------------------------------------------------------------

(expressed in thousands of Canadian dollars)


                                                              Three-month period ended                             Year ended
                                                                          December 31,                           December 31,
                                                            ----------------------------         ----------------------------

                                                              2005                2004                 2005              2004
                                                                 $                   $                    $                 $
Cash provided from (used in)

Operating activities
Net (loss) earnings for the period                          (6,373)              7,794               (6,953)           28,253
Items not affecting cash
        Future income taxes (recovery)                      (3,811)                (10)              (5,306)            9,600
        Reforestation expense                                1,293                 896                6,471             6,069
        Depreciation and amortization                        5,972               3,830               17,664            15,119
        Amortization of deferred financing accosts             170                 149                  679               660
        Write down of note receivable                            -                   -                2,100                 -
        Unrealized exchange gain on long-term debt              57             (10,944)              (7,448)          (15,751)
        Other                                                1,202                (365)               1,511                64
                                                            -----------------------------------------------------------------
                                                            (1,490)              1,350                8,718            44,014

Reforestation expenditures                                    (185)              1,215               (5,989)           (5,051)
Payment of other long-term obligations                        (176)                  -               (1,157)           (1,044)
Increase in other obligations                                    -                   -                    -               500
                                                            -----------------------------------------------------------------
                                                            (1,851)              2,565                1,572            38,419


Net change in non-cash working capital items
        Accounts receivable                                   (871)              9,585              (16,687)            8,800
        Inventories                                         (1,574)              1,935               (9,120)            1,451
        Prepaid expenses                                    (1,247)             (1,047)                (118)           (2,112)
        Accounts payable and accrued liabilities             1,954              (3,387)               4,338            (3,308)
                                                            -----------------------------------------------------------------
                                                            (3,589)              9,651              (20,015)           43,250
                                                            -----------------------------------------------------------------

Investing activities
Additions to property, plant and equipment                  (3,838)             (9,616)             (17,303)          (19,354)
Proceeds on disposal of property, plant and equipment           80                   -                  222                73
Increase in other assets                                      (208)                (92)                (204)             (311)
                                                            -----------------------------------------------------------------
                                                            (3,966)             (9,708)             (17,285)          (19,592)
                                                            -----------------------------------------------------------------
Financing activities
Dividends                                                        -                   -              (15,000)                -
                                                            -----------------------------------------------------------------

(Decrease) increase in cash                                 (7,555)                (57)             (52,300)           23,658

Cash - Beginning of period                                  51,214              96,016               95,959            72,301

Cash - End of period                                        43,659              95,959               43,659            95,959
                                                            =================================================================
Supplementary information
Interest paid                                                8,944               8,989               18,674            18,931
                                                            =================================================================
Income taxes paid                                               -                  162                  564               686
                                                            =================================================================

Millar Western Forest Products Ltd.
Segmented Information
(Unaudited)
--------------------------------------------------------------------------------

(expressed in thousands of Canadian dollars)


                                                              Three-month period ended                             Year ended
                                                                          December 31,                           December 31,
                                                            ----------------------------         ----------------------------

                                                              2005                2004                 2005              2004
                                                                 $                   $                    $                 $
Product segment

Lumber
Revenue                                                     30,436              36,301              138,091           162,081
                                                            -----------------------------------------------------------------
Cost of products sold                                       21,467              29,005              103,792           108,551
Freight and other distribution costs                         2,900               2,760               13,043            12,181
Countervailing and anti-dumping duties                       2,090               2,397                9,735            13,657
Depreciation and amortization                                3,828               1,833                8,758             7,695
                                                            -----------------------------------------------------------------
                                                            30,285              35,995              135,328           142,084
                                                            -----------------------------------------------------------------
Operating earnings                                             151                 306                2,763            19,997
                                                            =================================================================

Pulp
Revenue                                                     37,180              40,429              159,729           177,475
                                                            -----------------------------------------------------------------
Cost of products sold                                       25,514              25,570              100,908           103,900
Freight and other distribution costs                        10,001               9,420               40,368            35,675
Depreciation and amortization                                1,756               1,693                6,973             6,706
                                                            -----------------------------------------------------------------
                                                            37,271              36,683              148,249           146,281
                                                            -----------------------------------------------------------------
Operating earnings                                             (91)              3,746               11,480            31,194
                                                            =================================================================

Corporate and other
Revenue                                                      1,548               1,495                6,481             6,412
                                                            -----------------------------------------------------------------
General and administration                                   3,102               3,072               13,071            11,514
Depreciation and amortization                                  388                 304                1,933               718
Employees' profit sharing                                        -                (344)                   -             2,504
                                                            -----------------------------------------------------------------
                                                             3,490               3,032               15,004            14,736
                                                            -----------------------------------------------------------------
Operating loss                                              (1,942)             (1,537)              (8,523)           (8,324)
                                                            =================================================================
Total
Revenue                                                     69,164              78,225              304,301           345,968
                                                            -----------------------------------------------------------------
Cost of products sold and administration                    50,083              57,647              217,771           223,965
Freight and other distribution costs                        12,901              12,180               53,411            47,856
Countervailing and anti-dumping duties                       2,090               2,397                9,735            13,657
Depreciation and amortization                                5,972               3,830               17,664            15,119
Employees' profit sharing                                        -                (344)                   -             2,504
                                                            -----------------------------------------------------------------
                                                            71,046              75,710              298,581           303,101
                                                            -----------------------------------------------------------------
Operating earnings                                          (1,882)              2,515                5,720            42,867
                                                            =================================================================

Millar Western Forest Products Ltd.
Segmented Information ...continued
(Unaudited)
--------------------------------------------------------------------------------

(expressed in thousands of Canadian dollars)


                                                              Three-month period ended                             Year ended
                                                                          December 31,                           December 31,
                                                            ----------------------------         ----------------------------

                                                              2005                2004                 2005              2004
                                                                 #                   #                    #                 #
Shipments by business segment
Lumber (millions of board feet)                               79.3                88.9                333.1             354.0
                                                            =================================================================
Pulp (thousands of tonnes)                                    70.2                75.7                285.8             299.1
                                                            =================================================================



                                                                                                       2005              2004
                                                                                                          $                 $

Identifiable assets                                                                                 130,550           117,733
Lumber                                                                                              136,158           127,241
Pulp                                                                                                 67,030           117,783
                                                                                                 ----------------------------
Corporate and other                                                                                 333,738           362,757
                                                                                                 ============================


Millar Western Forest Products Ltd.
Notes to Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

(expressed in thousands of Canadian dollars)


1    Basis of presentation

     The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2004. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These interim financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.


2    Inventories

                                                     December 31,   December 31,
                                                             2005           2004
                                                                $              $

     Logs                                                  11,742          9,998
     Pulp                                                  21,890         15,962
     Lumber                                                11,362         10,650
     Operating and maintenance supplies                    10,270          9,534
                                                    ----------------------------
                                                           55,264         46,144
                                                    ============================


3    Cost of products sold

     Cost of products sold in the year ended December 31, 2005 for the pulp segment includes a recovery of $1.9 million of electricity costs that relate to rate adjustments previously recorded as an expense in 2002. The company had been appealing these rate adjustments and during the third quarter of 2005, a favourable ruling was received.


                                                                             (1)

Millar Western Forest Products Ltd.
Notes to Financial Statements
(Unaudited)
--------------------------------------------------------------------------------
(expressed in thousands of Canadian dollars)

4    Financing expenses


                                                              Three-month period ended                             Year ended
                                                                          December 31,                           December 31,
                                                            ----------------------------         ----------------------------

                                                              2005                2004                 2005              2004
                                                                 $                   $                    $                 $

     Interest expense on long-term debt                      4,509               4,052               17,996            18,797
     Other interest and bank charges                           149                 186                  607               454
     Amortization of deferred financing costs                  170                 149                  679               660
     Foreign exchange losses on U.S. dollar
        cash and capital                                       311               1,216                  579               467
                                                            -----------------------------------------------------------------
                                                             5,139               5,603               19,861            20,378
                                                            =================================================================



5    Other (expenses) income

     During the year ended December 31, 2005, the Company recorded a $2.1 million provision against the carrying value of its note receivable from Meadow Lake Pulp Limited Partnership ("Meadow Lake"). On December 28, 2005, Meadow Lake filed for protection under the Companies Creditors Arrangement Act. At December 31, 2005, the Company had a trade account receivable from Meadow Lake in the amount of $4.4 million related to management and marketing services provided under agreements with Meadow Lake. The Company has recorded of provision of $2.2 million against this receivable. The recoverability of the remaining balance is uncertain and, pending the outcome of a Plan of Arrangement, may vary by a material amount in the near term.


6    Countervailing and anti-dumping duties

     In 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and anti-dumping investigations, which resulted in a countervailing duty ("CVD") rate of 18.79% and an anti-dumping duty ("ADD") rate of 8.43%, both to be posted by cash deposits effective from May 22, 2002.

     Since that date, the Canadian government and affected industry participants have initiated a series of challenges to these findings under the North American Free Trade Agreement ("NAFTA") and before the World Trade Organization (the "WTO").


                                                                             (2)

Millar Western Forest Products Ltd.
Notes to Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

(expressed in thousands of Canadian dollars)

     On September 10, 2004, the U.S. International Trade Commission ("ITC") issued, in response to a NAFTA remand decision, a determination finding that the U.S. lumber industry was not threatened with material injury by reason of lumber imports from Canada. This determination should have resulted in revocation of the CVD and ADD order by the USDOC and return of the duty deposits. Instead, on November 24, 2004 the U.S. government launched an extraordinary challenge to review the legality of the decision of the NAFTA panel.

     On August 10, 2005, a NAFTA Extraordinary Challenge Committee unanimously upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. This ruling was expected to result in the U.S. withdrawal of the CVD and ADD cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

     Effective December 20, 2004, the Company's CVD and ADD deposit rates were reduced to 17.18% and 4.03%, respectively, as a result of the final determination in the first administrative review. These deposits were further reduced due to a ministerial error and recalculated to 16.37% for CVD on February 24, 2005 and to 3.78% for ADD on January 17, 2005. Effective December 12, 2005, the Company's CVD and ADD deposit rates were reduced to 8.70% and 2.11%, respectively, as a result of the final determination in the second administrative review.

     The Company has recorded an expense for CVD and ADD equal to the amount paid as cash deposits throughout applicable periods. A refund of deposits will be recorded as income in the period received. As at December 31, 2005, the total amount on deposit from May 22, 2002 related to CVD and ADD was US$21.5 million and US$8.4 million, respectively.

     The Company and other Canadian forest products companies, the Canadian federal and provincial governments (collectively the "Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and dumping determinations made by the ITC and the USDOC. The Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. The final amount of CVD and ADD duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on the results of these appeals.


7    Comparative figures

     Certain comparative figures have been reclassified to conform with the current year presentation.


                                                                             (3)